Exhibit 4.8.2
AMENDMENT NO. 1
TO THE
GULFMARK OFFSHORE, INC.
2005 NON-EMPLOYEE DIRECTOR SHARE INCENTIVE PLAN

Pursuant to the terms and provisions of Section 15 of the GulfMark Offshore, Inc. 2005 Non-Employee Director Share Incentive Plan (the “Plan”), GulfMark Offshore, Inc., a Delaware corporation (the “Company”) hereby adopts the following Amendment No. 1 to the Plan (the “Amendment No. 1”).

ARTICLE I.  AMENDMENTS TO THE PLAN

1.01.  Section 6(d)(i) of the Plan is hereby amended in its entirety by substituting the following therefor:

GENERAL. Each Stock Option granted to a Non-Employee Director hereunder shall become exercisable at any time following the earlier to occur of (a) the first anniversary of the date of grant and (b) the date of the first annual meeting of the stockholders of the Company that occurs after the date of grant, provided that the Non-Employee Director continues to serve as a director of the Company on such date; provided, however, that any such Stock Option granted to a Non-Employee Director shall become immediately exercisable in the event of (A) a Change in Control of the Company (as defined in Section 8(b) hereof), as and to the extent provided in Section 8(b) hereof, (B) the termination of the service of a Non-Employee Director as a director as a result of disability (as defined in Section 22(c)(3) of the Code), (C) the retirement of the Non-Employee Director or (D) the death of the Non-Employee Director. For purposes of the Plan, “retirement” means voluntary termination of the service of a Non-Employee Director after (x) having attained at least 62 years of age and having at least five (5) years of service with the Company or (y) having at least ten (10) years of service with the Company. Each Stock Option shall terminate on the tenth anniversary of the date of grant unless terminated earlier pursuant to the Plan or later pursuant to Section 6(d)(iii) hereof.

1.02.  Section 7 is hereby amended in its entirety by substituting the following therefor:

7. STOCK AWARDS FOR NON-EMPLOYEE DIRECTORS.

(a) On the date of each Annual Meeting of Stockholders of the Company during the term of the Plan (on the first business day following the Effective Date in the case of the grant in connection with the 2007 Annual Meetings), each Non-Employee Director in office immediately following such Annual Meeting shall be granted the right to receive an award of Common Stock (a “Stock Award”) in the amount of 2,200 shares.

(b) To each Non-Employee Director who is first elected as a director of the company after the “Effective Date”, as defined in Section 17 hereof, shall be granted the right to receive a Stock Award of 3,500 shares.

(c) Such Stock Award shares granted under (a) and (b) shall be delivered to such Non-Employee Director on the first anniversary of each grant from the date of such grant or, if any such date is not a business day, the next succeeding business day (each such grant of shares, until the delivery date therefore, being referred to as an “Unvested Stock Award”); provided, however, if a Non-Employee Director’s service as a director of the Company terminates for any reason, except for death, disability (as defined in Section 22(c)(3) of the Code) or retirement, any and all Unvested Stock Awards shall terminate and become null and void.

(d) In the event of death, disability (as defined in Section 22(c)(3) of the Code) or retirement all restrictions placed on any of the Non-Employee Director’s Stock Awards shall lapse.

1.03.  Section 12 of the Plan is hereby amended in its entirety by substituting the following therefor:

FAIR MARKET VALUE. For purposes of this Plan and any Benefits awarded hereunder, Fair Market Value means (i) during such time as the Common Stock is listed upon NASDAQ or other exchanges, the closing price of the Common Stock as reported by such stock exchange or exchanges on the day for which such value is to be determined, or, if no sale of the Common Stock shall have been made on any such stock exchange that day, on the next preceding day on which there was a sale of such Common Stock, or (ii) during any such time as the Common Stock is not listed upon an established stock exchange, the mean between dealer “bid” and “ask” prices of the Common Stock in the over-the-counter market on the day for which such value is to be determined, as reported by the National Association of Securities Dealers, Inc.

1.04.  The last sentence of Section 17 of the Plan is hereby amended in its entirety by substituting the following therefor:

If so approved, the Plan shall terminate following the delivery of shares in respect of all Stock Awards granted on the date of the Company’s 2015 Annual Meeting of Stockholders (the “Termination Date”), unless sooner terminated in accordance with its terms.

ARTICLE II.  PLAN ADOPTION

2.01.  Each amendment made by this Amendment No. 1 to the Plan has been effected in conformity with the provisions of the Plan. This Amendment No. 1 was adopted by the Board of Directors of the Company on March 21, 2007 and approved by the shareholders of the Company on May 18, 2007.

2.02.  At the time of the adoption of this Amendment No. 1 to the Plan, 22,769,131 shares of the Company’s common stock, $0.01 par value, were outstanding and entitled to vote. At the shareholders’ meeting held on May 18, 2007, 21,115,157 shares of the Company’s Common Stock were represented in person or by proxy, of which 17,638,790 shares were voted for this Amendment No. 1 to the Plan, 473,152 shares were voted against this Amendment No. 1 to the Plan and 68,608 shares abstained from voting and 2,934,607 shares of broker non-votes.

Dated: May 18, 2007

GulfMark Offshore, Inc.

By: /s/ Edward A. Guthrie
Name: Edward A. Guthrie
Title: Executive V.P. - Finance & CFO